WALDENCAST ACQUISITION CORP.

10 Bank Street, Suite 560

White Plains, NY 10606

March 11, 2021

VIA EMAIL & EDGAR

Taylor Beech

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Waldencast Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-253370)

Dear Ms. Beech:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-253370) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on March 15, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gregg A. Noel, of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4540 and that such effectiveness also be confirmed in writing.

Very truly yours,

Waldencast Acquisition Corp.

By:	/s/ Michel Brousset
	Name:	Michel Brousset
	Title:	Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg A. Noel, Esq. and Michael J. Schwartz, Esq.

cc:	Shearman & Sterling LLP

Merritt Johnson, Esq.